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ARRIVED

Arrived <> Wefunder: 7 Days Since Launch!

Published on May 30

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Wow, we are very grateful for the incredible reception this Arrived equity funding has received in its first few days. Based off of one email sent to our clients 5 days ago, we have received over $8.9M in funding reservations for this community round from over 1500 Arrived clients. Again we are very grateful for this interest and we are excited to bring you onboard as we build the future of real estate investing.

It seems that the demand is much much greater than the $500k in available capital we have for this community round. As a result, we are looking into a few different paths we can take, one of which is to potentially increase the max amount raised for this small community round. However, even if we are able to increase that raise amount, given the high demand we are seeing, investment allocations will likely have to be significantly reduced from each investors original desired investment amount.

However, **we will ensure that everybody that has both put in a reservation in this Wefunder and has bought shares in Arrived properties will get an opportunity to invest in this round**. Again that amount will likely be lower than most investors would like, but we commit to giving everybody an opportunity to invest in Arrived.

Thank you all again for the trust, we are excited to be on this journey with you.

The Arrived Team

Reminder: We are currently only collecting interest, please do not WIRE any payment to Wefunder.